Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Peter M. Fass
January 31, 2011	Member of the Firm
d 212.969.3445
United States Securities and Exchange Commission	f 212.969.2900
Division of Corporation Finance	pfass@proskauer.com
100 F Street, N.E.	www.proskauer.com
Washington, D.C. 20549
Attn: Tom Kluck

Re:	American Realty Capital Trust III, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed January 31, 2011
File No. 333-170298
Dear Mr. Kluck:

On behalf of our client, American Realty Capital Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 14, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 3, 2010 (No. 333-170298) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 20, 2010.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Amendment No. 2 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.  All page number references in the Company’s responses are to page numbers in Amendment No. 2.

Risk Factors, page 20

1.
We note your revision to the prospectus in response to comment 20 of our letter dated December 20, 2010.  We continue to believe that certain risk factor subheadings state general facts about your business.  We note the following subheadings:

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

January 31, 2011

•	“Maryland law limits the ability of a third-party to buy a large stake in us and exercise voting power in electing directors,” page 27;

•	“We anticipate that our properties will consist primarily of retail properties. Our performance, therefore, is linked to the market for retail space generally,” page 41; and

•	“The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income,” page 48.

Please revise as necessary to identify briefly in your subheadings the specific risks to you that would result from the noted facts or uncertainties.  Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

We have revised the risk factor subheadings accordingly.

“If you do not agree with the decisions of our board of directors....” page 28

2.
We note your response to comment 21 of our letter dated December 2, 2010 and re-issue the comment, in part.  This risk factor addresses risks that affect companies across industries.  Please revise to clarify how the risk is specific to you or revise to remove the risk factor.

We have removed the risk factor as requested.

Management Compensation, page 74

3.
We note your response to comment 28 of our letter dated December 2, 2010 that you will reimburse your advisor for personnel cost, including salaries and benefits, and that you do not believe that Item 402 should be deemed to cover compensation by the advisor, since the named executive officers will devote a substantial portion of their time on activities unrelated to the company.  Please provide us a more detailed analysis regarding why Item 402 does not apply when you appear to be reimbursing the personnel costs of your named executive officers.

The Company acknowledges that insofar as any reimbursements are made for salary of executive officers and directors of the Company, the amount of such reimbursements would be subject to the disclosure requirements of Item 402.  Since no amounts have yet been paid, no disclosure is required under Item 402 at this time.

January 31, 2011

4.
We note your response to comment 29 of our letter dated December 2, 2010 where you state that you have estimated the maximum amount payable for the financing coordination fee based on the Company’s maximum leverage policies.  Page 79 does not reflect such revision.  As such, we re-issue the comment, in part.  Please revise your disclosure to estimate the maximum amount payable for this fee based on your maximum leverage policies or advise.  Please note that this comment also applies to the table that starts on page 9.

The disclosure has been revised accordingly.

Receipt of Fees and Other Compensation by American Realty Capital Advisors III, LLC and Its Affiliates, page 89

5.
We note your response to comment 33 of our letter dated December 2, 2010.  Please revise your disclosure to clarify that sales commissions, which are based on and deducted from the contract sales price of the property sold, will be paid before shareholders receive a return of capital and a certain level of returns.

The disclosure has been revised accordingly.

Prior Performance Summary, page 114

6.
We note your response to comment 38 of our letter dated December 2, 2010.  Please tell us whether there have been any major adverse business developments or conditions experienced by any other program or non-program property.  In this regard, we note the net losses attributable to American Realty Capital Trust, Inc., ARC Income Properties, LLC and ARC Income Properties II, LLC, disclosed in the prior performance tables.  We also note that American Realty Capital trust has paid distributions from offering proceeds and its advisor and property manager have waived significant fees.  Please revise or advise.

We advise the Staff that the net losses incurred by the referenced programs are primarily attributable to non-cash items and not the impairment of the programs’ real estate assets. With respect to American Realty Capital Trust, Inc. (“ARCT”), for the year ended December 31, 2009 and for the period ended September 30, 2010, the entire net loss was attributable to depreciation and amortization expenses incurred on the properties during the ownership period; and for the year ended December 31, 2008, 71% of the net losses were attributable to depreciation and amortization, and the remaining 29% of the net losses was attributable to the fair market valuation of certain derivative investments held.

January 31, 2011

Additionally, each of ARC Income Properties, LLC and ARC Income Properties II, LLC is an offering of debt securities. Despite incurring net losses during certain periods, all anticipated distributions to investors have been paid on these programs through interest payments on the debt securities. The equity interests in each of these entities are owned by Nicholas Schorsch and William Kahane and their respective families. Any losses pursuant to a reduction in value of the equity in any of these entities (which has not occurred and which is not anticipated), will be borne by Messrs Schorsch and Kahane and their respective families. Accordingly, the Company does not believe that any of the mentioned items warrant disclosure as adverse business developments in the prospectus.

We also advise the Staff that, although during the early stages of the ARCT offering a portion of the distributions were paid from proceeds received from the offering, for the nine months ended September 30, 2010, ARCT had cash flow provided by operating activities of approximately $11.2 million which exceeded its distributions paid year to date of approximately $7.0 million. ARCT’s affiliated advisor and property manager each waived certain fees due from ARCT in order to provide additional capital to ARCT for purposes of distribution coverage, not due to adverse business conditions. None of the referenced programs have been subject to any tenant turnover and have experienced a non-renewal of only two leases. Further, none of the referenced programs have been subject to mortgage foreclosure or significant losses on the sales of properties. Accordingly, the Company does not believe that any of the mentioned items warrant disclosure as adverse business developments in the prospectus.

Item 33. Recent Sale of Unregistered Securities, page II-1

7.	We note your response to comment 45 of our letter dated December 2, 2010. Please revise your disclosure to provide all the information, as applicable, required by Item 701 of Regulation S-K.

The disclosure has been revised accordingly to state the date of sale and the amount of sale for cash and to identify the parties.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.